Exhibit 99.2

DHT Holdings, Inc. Announces Closing of $125 Million Transaction of Privately Negotiated Exchanges of Convertible Notes due 2019 and Concurrent Private Placement of New Convertible Notes due 2021

HAMILTON, BERMUDA, August 23, 2018 – DHT Holdings, Inc. (NYSE:DHT) (“DHT,” or the “Company”) announced today that it has closed its previously announced separate, privately negotiated exchanges, pursuant to which certain holders of its outstanding 4.5% Convertible Senior Notes due 2019 (the “Existing Notes”) exchanged approximately $73.0 million aggregate principal amount of the Existing Notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “Exchange Notes” and such transactions, the “Private Exchanges”). The Private Exchanges included an additional $5.5 million aggregate principal amount of Existing Notes that were also held by one of the exchanging holders. The Company also announced that it has closed its previously announced private placement of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 (the “New Notes” and, together with the Exchange Notes, the “2021 Notes”; such transactions, the “Private Placement”) for gross proceeds of approximately $41.6 million. The Company expects to use the net proceeds of the Private Placement for general corporate purposes.

Following closing of the Private Exchanges and the Private Placement, there are $125.0 million aggregate principal amount of 2021 Notes outstanding and approximately $32.9 million aggregate principal amount of Existing Notes remain outstanding.

This press release is neither an offer to sell nor a solicitation of an offer to buy the 2021 Notes, nor shall there be any sale of the 2021 Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The 2021 Notes and the common stock issuable upon conversion of the 2021 Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC, Suezmax and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information:  www.dhtankers.com.

Forward-Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding the use of proceeds of the Private Placement. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact Information

Laila C. Halvorsen, CFO
Phone:  +1 441 299 4981 and +47 984 39 935
Email: lch@dhtankers.com